William E. Mudd Chief Financial Officer Direct Dial: 502-636-4444

July 20, 2009

Via Electronic Form

United States Securities and Exchange Commission

CF/AD 5

100 F Street N. E.

Washington, DC 20549-3561

Attention: Ms. Julie F. Bell

Re:	Churchill Downs Incorporated

Form 10-K for the year ended December 31, 2008

Filed March 4, 2009

File No. 1-33998

and

Definitive Proxy Statement – Schedule 14A

Filed April 28, 2009

Dear Ms. Bell:

In reply to your letter dated June 9, 2009, in which you provided additional comments with regard to the above-referenced filings (the “Filings”), please see the responses set forth below.

In connection with responding to your comments, the Company acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

1.	We note your response to our prior comment 6. Please note that all exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile the Amended and Restated Credit Agreement to include all attachments, schedules and exhibits in full. To the extent Amendment No. 1 to the Amended and Restated Credit Agreement amended and restated any of the attachments, schedules or exhibits to the original credit agreement, please file such attachments, exhibits and schedules in full.

Response to Comment 1:

On June 8, 2009, the Company filed a Form 8-K/A (the “June 2009 Form 8-K/A”), amending the Form 8-K dated September 29, 2005, in order to include additional exhibits and schedules to the

United States Securities and Exchange Commission

July 20, 2009

Amended and Restated Credit Agreement referenced as Exhibit 4(a) of the Annual Report on Form 10-K (the “Credit Agreement”). In this filing, the Company included all of the exhibits which are material to public investors and all of the exhibits, even if not material, that are in a format that could be converted for filing on EDGAR without substantial expense to the Company. There are, however, certain exhibits to the Credit Agreement that (i) are clearly immaterial to public investors and (ii) would require substantial expense to convert for filing on EDGAR, and in lieu of expending a significant amount of time and money to convert and file such exhibits the Company included a brief description of such exhibits in the June 2009 Form 8-K/A.

The following are the exhibits to the Credit Agreement that the Company chose not to convert and file with the June 2009 Form 8-K/A for the reasons stated above, as well as the explanations set forth below:

•

Exhibit A, which contains the opinions delivered by the Company’s advisors with regard to the Credit Agreement and consists of 20 pages. These opinions were closing deliveries in connection with the closing of the Credit Agreement and would not be of material interest to investors.

•

Exhibit H, which contains an agreement regarding the subordination of certain indebtedness to secured obligations and consists of 12 pages. The explanation of the contents of this agreement within the Credit Agreement is sufficient for an investor to understand its contents.

•

Exhibit I, which contains numerous mortgages and deeds of trust which had been previously executed and delivered by each of the applicable parties to the Credit Agreement with respect to each of the parcels of real property used as collateral for the benefit of the lenders and consists of 630 pages. The explanation of the contents of these mortgages within the Credit Agreement is sufficient for an investor to understand its contents.

•

Exhibit J, which is a form of negative pledge agreement executed and delivered by certain parties to the Credit Agreement with respect to the interest of such parties in property of Calder Race Course and consists of 9 pages. The explanation of the contents of this agreement within the Credit Agreement is sufficient for an investor to understand its contents.

•

Exhibit Q, which is a reimbursement agreement for standby letter(s) of credit consisting of 4 pages. The explanation of the contents of this agreement within the Credit Agreement is sufficient for an investor to understand its contents.

The Company has maintained hard copies of each of the exhibits referenced above, which in order to be converted into a form that could be filed on EDGAR would require each exhibit to be manually entered into a suitable format or otherwise converted by document professionals. The Company has been quoted an estimate that such conversion would cost at least $75 per page, resulting in a total expense to the Company of at least $50,000. Due to the immateriality of these exhibits, the Company believes that the time and money required to convert and file such exhibits would not be a prudent use of Company resources. In addition, the Company believes that its position regarding the application of a materiality threshold in this context is consistent with recent public statements made by members of the senior staff of the Division of Corporation Finance at a meeting of the Society of Corporate Secretaries and Governance Professionals (see 17 CFR § 202.1(d)).

Amendment No. 1 to the Credit Agreement was originally filed as Exhibit 10.1 to a Form 8-K dated May 2, 2007 (“Credit Agreement Amendment”). The Company will file a Form 8-K/A, amending the Form 8-K dated May 2, 2007, which will include all of the schedules to the Credit Agreement Amendment that were previously omitted. The Company will indicate that the reason for filing this Form 8-K/A is to include such schedules to the Credit Agreement Amendment.

United States Securities and Exchange Commission

July 20, 2009

DEFINITIVE PROXY STATEMENT – SCHEDULE 14A

2008 Performance Target and Results, page 27

2.	We note your response to our prior comment 7. Please confirm that the examples of “improvement of customer service in specific business areas, innovation of new products and services, cost reduction initiatives, expanding or contracting the reach of certain operations and new marketing and sales initiatives” noted in your response represent the full list of Individual Objectives and Unit Objectives used to determine executive compensation. Alternatively, please provide us with the full list of Individual Objectives and Unit Objectives that were used to determine executive compensation.

Response to Comment 2:

The list of goals provided in our response to your prior comment 7 was not the full list of Individual Objectives and Unit Objectives used to determine executive compensation. Each of the goals in the list that was previously provided is a general example of the type of goals that are set for the Company’s executives and was used in order to facilitate a detailed explanation of why disclosure of the specific Individual Objectives and Unit Objectives would cause competitive harm to the Company.

The Individual Objectives and certain Unit Objectives for the Company’s executives originate with the CEO of the Company and filter down to the Company’s other executives to whom such goals apply. In each case, these objectives related to specific business initiatives and not the Company’s wider measures of performance such as EPS, revenue or EBITDA. For 2008, the CEO’s individual goals were grouped into the following categories: achieve the strategic initiatives established by the Company in 2007, evaluate and create new growth opportunities, improve the core functional capabilities of the Company, improve core business operations, and enhance Company and industry public relations. Each of these groups contains multiple goals, which (other than the goals that are specifically allocated to the CEO) directly correspond to the Individual Objectives and Unit Objectives of the Company’s other executives. As such goals are applied to the applicable executives reporting to the CEO, they typically become more specific to an applicable executive’s area of responsibility. An example that does not risk disclosure of confidential or competitively sensitive information is as follows: One goal of the CEO is to improve the Company’s capabilities with regard to information technology. This goal falls within the general category of improving the core functional capabilities of the Company, as mentioned above. This goal corresponds directly to an individual goal of the Company’s CFO, which is divided into more specific goals, such as, to develop an information technology strategy that supports the Company’s growing portfolio of businesses and make information technology a value-adding business capability.

The other Individual Objectives and Unit Objectives contain a level of specificity with regard to the Company’s strategic initiatives and operations such that disclosure of such goals would cause competitive harm to the Company and its investors, as discussed in the Company’s previous response letter.

3.	We note your response to our prior comment 7. In future filings please provide a general discussion of your Individual Objectives and Unit Objectives, including the level of difficulty of achieving such goals and objectives.

United States Securities and Exchange Commission

July 20, 2009

Response to Comment 3:

In future filings, the Company will provide a general discussion of its Individual Objectives and Unit Objectives, including the level of difficulty of achieving such goals and objectives.

Long-Term Incentives, page 28

4.	We note your response to our prior comment 8 and reissue in part. In future filings please disclose the EBITDA performance targets for each executive officer and provide quantitative detail regarding what you consider “significant” improvements in EBITDA.

Response to Comment 4:

The following contains further explanation with regard to the structure of the Company’s long term incentive plan (“Company LTIP”) in order to clarify the Company’s position with regard to the disclosure of its specific EBITDA targets. The Company LTIP provides incentives for the named executive officers to achieve results over a five-year performance period (2008 to 2012) in part by establishing five EBITDA targets, one of which becomes effective each year of the five-year performance period. The EBITDA targets are Company goals, thus they are the same for each of the participants in the Company LTIP. Once an EBITDA target becomes effective, it remains effective for the remainder of the five-year performance period and the applicable executives will earn the compensation associated with such target when the Company achieves such target at any point thereafter during the five-year performance period. In no event can an award under the Company LTIP be earned prior to the time in which the applicable EBITDA target becomes effective. If an effective EBITDA target is achieved, then 30% of the payment opportunity associated with such target is deemed earned by the applicable executives. Any compensation associated with an EBITDA target that is not earned during the five-year performance period will be forfeited.

While the Company believes that disclosure of a specific EBITDA target prior to such target being achieved would result in competitive harm to the Company, it will disclose a specific EBITDA target after such target has been achieved.

The first performance target under the Company LTIP, which became effective in 2008, was not achieved by the Company in 2008. Thus the compensation associated with such target has not yet been earned by the applicable executives and each executive has the opportunity to earn the compensation associated with the applicable target if such target is achieved at any time during the performance period. Such target therefore remains a target for future, rather than historical, periods.

With regard to the disclosure of specific EBITDA targets before they have been achieved, the Company maintains that such disclosure would result in competitive harm to the Company in that it could (i) reveal information regarding the incremental growth projections for the Company that would not otherwise be available, thereby providing competitors with the opportunity to predict certain strategic and operational objectives of the Company, and/or (ii) threaten the price of the Company’s common stock because such disclosure would force its executives to, in effect, give a separate set of “guidance” regarding future financial performance. These points are elaborated upon below.

The risk of competitive harm presented by the disclosure of targets that have not yet been achieved is significant. Competitors of the Company can potentially combine certain public information, including market knowledge and revenue information, with the EBITDA targets embedded in the Company LTIP (which provide a clear indication of the Company’s incremental growth plans) to gain

United States Securities and Exchange Commission

July 20, 2009

a firm understanding of the Company’s contemplated strategic and other initiatives. This risk is heightened, given that certain key operations of the Company are within very specialized and highly regulated industries, such as the pari-mutuel wagering industry. Using the specific example of a potential acquisition by the Company of a target within the pari-mutuel wagering industry, because of the specialized nature of the industry, the potential acquisition targets are very limited. This, combined with the fact that the pari-mutuel wagering industry is very highly regulated and specific information with regard to a target’s revenue sources and other material information is often readily available, makes it feasible that a competitor or even the acquisition target itself could use the combination of information described above in order to predict the plans of the Company to acquire a specific asset. The competitor or acquisition target could then adjust its own plans and put the Company at a severe disadvantage in any negotiations and, if the Company is prevented from pursuing a specific target for this reason, there is a substantial risk that a comparable alternative for the Company does not exist. As a result, the Company’s plans for growth could be thwarted, or the Company could be forced to overpay.

In addition, disclosure of the EBITDA targets before they have been achieved would cause competitive harm by requiring the Company to, in effect, give additional “guidance” regarding its expected financial performance. The Company has historically limited the forward-looking projections that it discloses publicly for many reasons. Once this additional set of expectations becomes public, and management faces the prospect of adverse analyst reports if these expectations are not met, it will be forced to take this into account in managing the Company. Rather than making business decisions based purely on the long-term best interests of stockholders, management may be pressured to make decisions that will enable the Company to meet analysts’ expectations, and thereby avoid any short-term adverse impact on the price of the Company’s stock that could result from a negative report. This could cause management to fail to seize on opportunities that competitors could pursue. Further, to the extent that publication of this additional set of guidance does lead to a drop in the Company’s stock price due to failure to satisfy the resulting analyst expectations, this would (i) make the Company’s common stock a less valuable form of currency, making it more expensive (in terms of number of shares) to complete stock-for-stock acquisitions and (ii) make it more expensive (again in terms of number of shares) to raise capital to use for acquisitions and other strategic initiatives.

If you should have any questions, please do not hesitate to contact me at 502-636-4444.

Very truly yours,

William E. Mudd